UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Registrant’s name)

Nam Tai Property Inc.

No. 2 Namtai Road, Gushu Community, Xixiang Township

Bao’an District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 14, 2026	By:	/s/ Bo Hu
Name: Bo Hu
Title: Chief Executive Officer

SECOND QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q2 2026 Results

Shenzhen, China – August 14, 2026 – Nam Tai Property Inc. (OTC Market Symbol: NTPIF) (collectively with its subsidiaries, “Nam Tai” or the “Company”) today announced its unaudited results for the second quarter ended June 30, 2026.

The following tables set forth key highlights of the financial information for the periods indicated:

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Six Months Results
	Q2 2026	Q2 2025	YoY(%)	6M 2026	6M 2025	YoY(%)
Revenue	$4,948	$14,168	(65.08)%	$11,815	$21,958	(46.19)%
Gross profit	$1,451	$4,526	(67.94)%	$2,884	$7,478	(61.43)%
Net income (loss) from operations	$(2,613)	$899	—	$(5,299)	$(579)	815.20%
% of revenue	(52.81)%	6.35%		(44.85)%	(2.64)%
per share (diluted)	$(0.04)	$0.02		$(0.09)	$(0.01)
Consolidated net income (loss)	$(2,921)	$13,692	—	$(9,245)	$8,468	—
% of revenue	(59.03)%	96.64%		(78.25)%	38.56%
Basic earnings (loss) per share	$(0.05)	$0.23	—	$(0.15)	$0.14	—
Diluted earnings (loss) per share	$(0.05)	$0.23	—	$(0.15)	$0.14	—
Weighted average number of shares (’000)
Basic	61,008	58,644		61,005	58,644
Diluted	61,008	58,644		61,005	58,644

	Financial Position
	As of June 30,	As of December 31,	As of June 30,
	2026	2025	2025
Cash and cash equivalents(a)	$38,489	$43,503	$40,369
Restricted cash	$12,913	$10,141	$5,052
Short-term investments(b)	$—	$17,781	$—
Real estate properties under development, net	$241,226	$220,729	$203,674
Real estate properties held for sale	$17,905	$22,080	$41,297
Real estate properties held for lease, net	$130,414	$128,638	$133,888
Property, plant and equipment, net	$7,315	$7,157	$7,365
Equity investment(c)	$367	$—	$—
Total assets	$472,251	$473,185	$458,669
Current portion of amount due to shareholders(d)	$—	$19,688	$18,732
Short-term bank and third party loans	$4,545	$4,410	$4,329
Current portion of long term bank loans	$5,772	$3,870	$14,174
Accounts payable	$33,810	$31,561	$34,953
Advance from customers	$5,341	$1,014	$1,620
Long term bank loans	$180,072	$166,527	$122,846
Treasury stock(e)	$(1,121)	$(1,121)	$—
Total shareholders’ equity	$179,656	$181,688	$185,104
Total number of common shares issued (’000)	61,755	61,295	60,203

Notes:

(a)
Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less when purchased.

(b)
Short-term investments include investments with original maturities of more than three months and less than 12 months and investments that are expected to be realized in cash in the next 12 months. As of June 30, 2026 and 2025, the Company held no short-term investments. As of December 31, 2025, the Company held $17.8 million short-term investments, which are structured deposits at PRC banks.
(c)
Equity investment of $367 thousand as of June 30, 2026 was related to the equity-for-rent initiative. For details, please refer to “Recent Developments – Equity-for-Rent Initiative” below. As of June 30, 2026, the Company has paid RMB 2.5 million of the total RMB 4.0 million investment consideration and has been registered as a 2% equity holder of the investee. This investment is carried at cost of RMB 2.5 million in accordance with the measurement alternative under ASC 321. The remaining RMB 1.5 million is not recognized as a liability as the obligation to pay is contingent upon receipt of rental prepayments from the investee, which has not been received as of June 30, 2026. Pursuant to the investment agreement, the Company has a unilateral right to require the investee to repurchase any equity interests corresponding to the unpaid consideration in the event the investee terminates the lease early.
(d)
Current portion of amount due to shareholders decreased to $nil as of June 30, 2026 after the Company fully repaid the promissory notes with shareholders during the first half of 2026.
(e)
Treasury stock represents the value of the 747,500 common shares the Company repurchased at a price of $1.50 per share in September 2025.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2026

Key Highlights of Financial Position

	As of June 30,	As of December 31,	As of June 30,
	2026	2025	2025
Current ratio(a)	1.23	1.23	1.00
Debt ratio(b)	62.0%	61.6%	59.6%
Ratio of total liabilities to total equity	1.63	1.60	1.48

Notes:

(a)
Current ratio is calculated with all current assets divided by all current liabilities.
(b)
Debt ratio is calculated with all total liabilities divided by total assets.

FINANCIAL RESULTS*

*Amounts presented as totals or differences in this “Financial Results” section may not precisely equal the sum or difference of the component amounts due to rounding.

Revenue

Revenue for the second quarter of 2026 was $4.9 million compared to $14.2 million in the second quarter of 2025. Revenue for the second quarter of 2026 mainly consisted of the sales of property income from Nam Tai • Longxi of $1.0 million, operating lease income of $2.3 million from Nam Tai Inno Park, operating lease income of $0.3 million from Nam Tai Inno Valley, and property service income of $1.3 million from Nam Tai Inno Park and Nam Tai Inno Valley. Revenue for the second quarter of 2025 mainly consisted of the sales of property income from Nam Tai • Longxi of $10.1 million, operating lease income of $2.4 million from Nam Tai Inno Park, operating lease income of $0.4 million from Nam Tai Inno Valley and Wuxi property (sold by the Company to the local government of Wuxi in 2025), and property service income of $1.3 million from Nam Tai Inno Park and Nam Tai Inno Valley. The decrease in revenue was primarily attributable to a substantial decrease in sales of property income at Nam Tai • Longxi, reflecting a lower volume of residential units delivered as the residential portion of the project entered its final sales stage, including the impact of freezing order imposed by the court on certain residential units in connection with the Nam Tai • Longxi general contractor dispute, as well as lower average selling prices amid challenging property market conditions.

One of our primary sources of revenue growth in the next 12 months is sales of property income and operating lease income from the Nam Tai Technology Center project, once it is completed and operational. However, we cannot assure you as to when the project will begin contributing to revenue or the extent of any such contributions. The timing and amount of any revenue from this project are subject to various factors including without limitation, the delivery schedule of Nam Tai Technology Center project, the timing of the sale and leasing of Nam Tai Technology Center project, and any adverse changes in residential and leasing market conditions. We expect revenue to remain under downward pressure in the third quarter of 2026, primarily reflecting the continued wind-down of residential deliveries at Nam Tai • Longxi as the project approaches its final stage, together with ongoing soft conditions in the broader property sales and leasing markets. Contribution from the Nam Tai Technology Center is not expected until after its completion later in the year. Please refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 (“Annual Report on Form 20-F”) for factors affecting our revenue and results of operations.

Cost of Revenue

Cost of revenue for the second quarter of 2026 was $3.5 million compared to $9.6 million in the second quarter of 2025. Cost of revenue for the second quarter of 2026 mainly consisted of the sales of property cost from Nam Tai • Longxi of $1.3 million, operating lease cost of $1.6 million from Nam Tai Inno Park, operating lease cost of $0.1 million from Nam Tai Inno Valley, property service cost of $0.5 million from Nam Tai Inno Park and Nam Tai Inno Valley. Cost of revenue for the second quarter of 2025 mainly consisted of the sales of property cost from Nam Tai • Longxi of $7.5 million, operating lease cost of $1.3 million from Nam Tai Inno Park, operating lease cost of $0.3 million from Nam Tai Inno Valley and Wuxi property, property service cost of $0.5 million from Nam Tai Inno Park and Nam Tai Inno Valley. Operating lease costs at Nam Tai Inno Park increased despite lower leasing revenue, primarily due to the fixed nature of such costs and higher utility costs following lighting decoration works undertaken in mid-2025. We expect our sales of property cost to decrease in the third quarter of 2026 and to fluctuate for the foreseeable future in line with our sales of property income. As our operating lease cost consists primarily of fixed costs, we expect it to remain relatively stable for the foreseeable future.

Gross Profit

Gross profit for the second quarter of 2026 was $1.5 million compared to $4.5 million in the second quarter of 2025. The decrease in gross profit was primarily attributable to lower revenue as discussed above.

General and administrative expenses

General and administrative expenses for the second quarter of 2026 were $3.5 million, compared with $2.0 million in the second quarter of 2025. General and administrative expenses for the second quarter of 2026 mainly consisted of staff costs of $2.0 million, professional service fees of $0.6 million, PRC taxes and surcharges of $0.6 million and office expenses of $0.3 million. General and administrative expenses for the second quarter of 2025 mainly consisted of staff costs of $1.7 million, office expenses of $0.3 million, PRC taxes and surcharges of $0.7 million, and professional service fees of $1.0 million, offset by a return of land appreciation tax of $1.8 million, which is a one-off item. The increase in staff costs was mainly due to a higher average headcount compared to the same period in 2025. We expect our general and administrative expenses to fluctuate depending on a number of factors, including our progress in optimizing our cost structure and changes in professional service fees related to certain ongoing projects.

Selling and marketing expenses

Selling and marketing expenses for the second quarter of 2026 were $0.5 million, compared with $1.6 million in the second quarter of 2025. Selling and marketing expenses for the second quarter of 2026 mainly consisted of staff costs of $0.4 million and marketing and commission fees of $0.1 million. The corresponding expenses for the second quarter of 2025 mainly consisted of staff costs of $0.7 million, and marketing and commission fees of $0.9 million. The decrease was mainly due to lower sales bonuses and commission fees resulting from decreased sales at Nam Tai • Longxi. We expect our selling and marketing expenses to increase after we generate sales from Nam Tai Technology Center, once it is completed and operational.

Net Loss (Income) from Operations

Net loss from operations for the second quarter of 2026 was $2.6 million compared to net income from operations of $0.9 million in the second quarter of 2025. Net loss from operations for the second quarter of 2026 mainly consisted of gross profit of $1.5 million, offset in part by our general and administrative expenses of $3.5 million and selling and marketing expenses of $0.5 million for the period. Net income from operations for the second quarter of 2025 mainly consisted of gross profit of $4.5 million, general and administrative expenses of $2.0 million and selling and marketing expenses of $1.6 million.

Consolidated Net Loss (Income)

Consolidated net loss for the second quarter of 2026 was $2.9 million compared to consolidated net income of $13.7 million in the second quarter of 2025. Consolidated net loss for the second quarter of 2026 mainly consisted of net loss from operations of $2.6 million, other net expenses of $0.8 million, offset in part by income tax benefits of $0.4 million and interest income of $0.1 million. Consolidated net income for the second quarter of 2025 mainly consisted of net income from operations of $0.9 million and other net income of $16.8 million, primarily attributable to gains on the disposal of Wuxi properties, partially offset by income tax expenses of $4.0 million.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $5.0 million in the first six months of 2026 from $43.5 million as of December 31, 2025 to $38.5 million as of June 30, 2026. The decrease was primarily attributable to net cash used in operating activities and the repayment of shareholder loans, partially offset by net cash provided by investing activities from the redemption of short-term investments.

Restricted Cash

Restricted cash increased by $2.8 million in the first six months of 2026 from $10.1 million as of December 31, 2025 to $12.9 million as of June 30, 2026. As of June 30, 2026, restricted cash consisted of loan security deposit accounts and certificates of deposit of $9.8 million, $2.3 million restricted in connection with the freezing orders issued by the relevant PRC courts, a security cash deposit of $0.7 million due to a guarantee to the bank for the repayment of the loans of our long-term rental customers, which will be gradually released as the loans are repaid, and $0.1 million frozen by other restrictions.

Real Estate Properties under Development, Net

Real estate properties under development, net increased by $20.5 million in the first six months of 2026 from $220.7 million as of December 31, 2025 to $241.2 million as of June 30, 2026, primarily attributable to the increase for the construction of Nam Tai Technology Center.

Real estate properties held for sale

Real estate properties held for sale are stated at the lower of carrying amounts or fair value less selling costs. Real estate properties held for sale decreased by $4.2 million from $22.1 million as of December 31, 2025 to $17.9 million as of June 30, 2026. The decrease was mainly due to the handover of sold units at Nam Tai • Longxi during the first six months of 2026.

Real estate properties held for lease, net

Real estate properties held for lease, net are recorded at cost less accumulated depreciation. Real estate properties held for lease, net increased by $1.8 million from $128.6 million as of December 31, 2025 to $130.4 million as of June 30, 2026, which was mainly due to an increase in exchange rates for the first six months of 2026.

Property, plant and equipment, net

Property, plant and equipment, net increased by $0.1 million from $7.2 million as of December 31, 2025 to $7.3 million as of June 30, 2026. The increase was mainly attributable to the procurement for normal business operations.

Accounts Payable

Accounts payable increased by $2.2 million in the first six months of 2026 from $31.6 million as of December 31, 2025 to $33.8 million as of June 30, 2026. The increase mainly arose from the construction of the Nam Tai Technology Center.

Advance from Customers

Advance from customers increased by $4.3 million in the first six months of 2026 from $1.0 million as of December 31, 2025 to $5.3 million as of June 30, 2026. The increase was mainly attributable to increased customer advances from properties contracted but not yet delivered at Nam Tai • Longxi of $0.8 million, and customer deposits received under purchase intention agreements for units at Nam Tai Technology Center of $3.5 million.

Current Portion of Long Term Bank Loans

The current portion of long term bank loans increased by $1.9 million in the first six months of 2026 from $3.9 million as of December 31, 2025 to $5.8 million as of June 30, 2026. The increase was mainly attributable to scheduled principal repayments on long term bank loans falling due within the next 12 months.

Liquidity and Capital Resources

As of June 30, 2026, the Company had total cash and cash equivalents of $38.5 million. As of December 31, 2025, the Company had total cash and cash equivalents of $43.5 million. The decrease was primarily attributable to net cash used in operating activities and the repayment of shareholder loans, partially offset by net cash provided by investing activities from the redemption of short-term investments.

During the second quarter of 2026, the Company secured additional bank financing and received partial drawdowns to support the construction of Nam Tai Technology Center and the Company’s working capital needs. The Company continues to pursue further financing opportunities and management believes that, upon completion, Nam Tai Technology Center is expected to generate meaningful new rental and sales revenue once the project opens. The Company will continue to monitor its liquidity position closely and manage its working capital prudently, as it seeks to advance its key projects and strengthen its liquidity position.

BUSINESS OVERVIEW

Leasing and Sales Progress

As of June 30, 2026, we had leasable area of approximately 292,819 square meters located in Shenzhen. As of June 30, 2026, the occupancy rate of our projects (i.e., Nam Tai Inno Park and Nam Tai Inno Valley), including pre-leasing areas, was approximately 73%. As of June 30, 2026, the occupancy rate of Nam Tai Inno Park was 73%, a decrease of 2 percentage points as compared with June 30, 2025; the occupancy rate of Nam Tai Inno Valley was 81%, an increase of 23 percentage points as compared with June 30, 2025.

Projects	Leasable Area as of June 30, 2026	Leased Area as of June 30, 2026	Occupancy Rate as of June 30, 2026
Nam Tai Inno Park	261,494	189,696	73%
Nam Tai Inno Valley	31,325	25,441	81%
Total	292,819	215,137	73%

In the second quarter of 2026, a total of 2 residential units and 43 parking units of Nam Tai • Longxi were newly subscribed, compared with 66 residential units in the second quarter ended June 30, 2025.

Project Construction and Development Progress

•
Nam Tai Technology Center is the Company’s second factory-turned-industrial-park redevelopment project, located in Bao’an District, Shenzhen. Currently under construction, the project has a site area of 22,364 square meters and a total gross floor area (“GFA”) of 194,595 square meters. It consists of three R&D office buildings and a combined dormitory and retail podium.
•
The construction of the project started in July 2019, but has been suspended for approximately two and a half years due to the shareholders’ dispute and related financial challenges. Under the current management, the construction of the project resumed in February 2025, and is expected to be completed in the second half of 2026, subject to construction progress, regulatory filings and registrations, construction completion acceptance and other customary completion conditions. In addition, our ability to commence sales of units designated for sale of the Nam Tai Technology Center project is subject to a number of regulatory filings and registrations related to the sale of properties. Please refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for factors affecting the construction, acceptance and sale of the Nam Tai Technology Center project.
•
In January 2026, the Company approved a revised operating plan for Tower C of the project. Under the revised plan, this building, which was previously intended to be held for leasing purposes, will be developed and marketed for sale.

Real Estate Market Update

•
During the second quarter of 2026, the residential property market in Dongguan remained depressed. Based on available statistics and market reports from industry research institutions and official sources, new housing supply contracted further and transaction volumes stayed at historically low levels, although new home sales recorded a year-over-year increase in the first half of 2026 amid supportive local housing policies. Developers generally continued to prioritize inventory reduction over new launches, and pricing remained competitive, as the market continued to adjust to prevailing supply and demand dynamics.
•
During the second quarter of 2026, the leasing market in Shenzhen remained highly competitive despite signs of demand recovery. According to market reports published by international real estate consulting firms, the citywide office vacancy rate declined for the third consecutive quarter but remained elevated. Average office rents also continued to decline amid substantial existing office supply, although the pace of decline moderated during the period. In this environment, landlords generally continued to offer flexible leasing terms to attract and retain tenants.
•
While the near-term operating environment remains challenging, the Company remains confident in its strategic direction and long-term value creation potential in the Greater Bay Area industrial property market.

RECENT DEVELOPMENTS

RMB 740 Million Onshore Financing

In July 2026, the Company announced two onshore financing transactions totaling RMB 740 million. The transactions include (i) a signed RMB 700 million, 15-year fixed asset loan facility from Ping An Bank Co., Ltd., Shenzhen Branch (“Ping An Bank”) for the Group’s Nam Tai Inno Park project, and (ii) a closed RMB 40 million, five-year non-revolving credit facility from Shenzhen Rural Commercial Bank Co., Ltd., Xixiang Branch for the Group’s Qianhai project.

The RMB 700 million facility with Ping An Bank carries a fixed annual interest rate of 3.5% and a 15-year maturity. The facility is expected to be primarily used to repay and replace the Group’s existing loan for the Nam Tai Inno Park project with China CITIC Bank Corporation Limited, subject to customary drawdown conditions, including coordination with the existing lender, release of existing collateral, and completion of applicable collateral registration procedures. The new facility provides a total credit line of up to RMB 700 million, compared to the original loan’s initial principal amount of RMB 600 million, and carries a fixed interest rate representing an 80-basis-point reduction compared to the original loan rate. The repayment schedule is structured on an escalating semi-annual basis, with cumulative principal repayment of RMB 140 million, or 20% of the facility amount, during the first five years.

The RMB 40 million facility with Shenzhen Rural Commercial Bank carries a fixed annual interest rate of 3.6% and a five-year maturity. Capital secured under this facility will be used to support permitted corporate and project-level capital requirements, including park management, property maintenance, and other approved working capital needs.

Nam Tai • Longxi General Contractor Dispute

In July 2025, the Company received a notice from Shenzhen Guangshengda Construction Co., Ltd. (“Guangshengda”) regarding the assignment of claims for Nam Tai • Longxi project under its general construction contract to Shenzhen Weiyueda Mechanical & Electrical Installation Engineering Co., Ltd. (“Weiyueda”). The Company responded in August 2025, disputing and refusing to acknowledge the validity of such assignment. The Company believes the assignment is invalid due to, among other reasons, Guangshengda’s failure to fully perform its post-warranty maintenance obligations, which has led to customer complaints and potential group disputes; the ongoing and unresolved final project settlement process, which includes potential claims for liquidated damages against Guangshengda for project delays; and Guangshengda’s failure to issue the full amount of required invoices for the project.

In late August 2025, 54 residential units of the project were frozen by a court order following a pre-litigation asset preservation application filed by Weiyueda.

In September 2025, the Company filed a jurisdictional challenge, arguing that the case should be heard by a court in Shenzhen. The Company has also applied to substitute the frozen assets, specifically the pre-sold properties, with other unencumbered assets. Both applications have not been approved.

In October 2025, Weiyueda’s legal counsel proposed a potential settlement involving the transfer of properties in lieu of cash payment. This proposal was reviewed by the Company but no agreement was reached.

In January 2026, the court held the first hearing, but no judgment was rendered. The court provided both parties additional time to finalize settlement calculations. A second hearing was held in April 2026. Subsequently, the court approved a judicial appraisal of the construction work. The appraisal process is currently ongoing, and no judgment has been issued as of the date of this report. Separately, in May 2026, the court granted an objection filed by the purchasers of one of the frozen residential units, and the freezing order over that unit has accordingly been lifted as of the date of this report.

This litigation remains pending before the court, and the timing and outcome remain uncertain. The freezing of properties has impeded their sale, which could adversely affect our project sales and cash flow if not resolved in a timely manner. As of the date of this report, no additional provision has been recorded in respect of this matter.

Nam Tai • Longxi Staged Mortgage Guarantees Dispute

As part of the Company’s ordinary course of business for sales of residential properties for the Nam Tai • Longxi project and consistent with the industry practice, the Company provides temporary mortgage guarantees to purchasers until the purchasers receive their title certificates and mortgage their properties to relevant commercial banks. If a purchaser defaults on the payment of its mortgage during such interim period, the mortgage lending bank may require the Company to repay the outstanding amount under the mortgage loan plus any accrued interest.

In March 2026, the Company received two arbitration notices concerning staged mortgage guarantees of the Dongguan Longxi Project, with principal and accrued interest of approximately RMB 1.8 million and RMB 2.4 million, respectively, totaling approximately $0.6 million. The Company has submitted its evidence in response to the arbitration proceedings, and both cases are currently awaiting hearings. As of the date of this report, no provision has been recorded in respect of these matters.

Shenzhen Anju Master Lease Arrangement

In December 2025, the Company entered into a six-year master lease agreement with Shenzhen Anju Leyu Development & Construction Co., Ltd. (“Shenzhen Anju”), a state-owned enterprise that manages the rental housing program for the Futian District Government, covering approximately 456 dormitory units across approximately 24,000 square meters of facilities at Nam Tai Technology Center project in Bao’an District.

However, the master lease agreement with Shenzhen Anju may be subject to termination risk in accordance with terms in the event of the Futian District Government’s termination of its cooperation with Shenzhen Anju, or any change in governmental policies. The Company is actively exploring alternative leasing arrangements with other prospective tenants, including, among others, large-scale hotel groups and other institutional operators, with a view to ensuring the continued utilization of the relevant facilities in the event that the master lease agreement with Shenzhen Anju is terminated. The outcome of this matter cannot be determined as of the date of this report.

Equity-for-Rent Initiative

To enhance tenant retention and create potential long-term value in a competitive leasing environment, the Company introduced a selective “equity-for-rent” arrangement at Nam Tai Inno Park in the second half of 2025. Under this model, the Company may, on a case-by-case basis and subject to strict commercial evaluation, exchange a portion of rental payments for minority equity interests in high-potential tenant companies. This approach allows the Company to align interests with selected tenants while participating in their potential future upside. In the first transaction under this model, relevant business registration was completed in February 2026, and the Company exchanged rental consideration for a minority equity stake in a qualifying tenant enterprise. The Company intends to apply this tool selectively to support occupancy stability and diversify revenue sources beyond traditional rental income, while maintaining disciplined valuation and risk management. This initiative is part of the Company’s ongoing efforts to strengthen its competitive position in the Greater Bay Area industrial property market. The Company expects to apply this initiative only selectively and does not intend for it to become a material investment activity.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

This report contains forward-looking statements about future expectations and plans, as well as other statements regarding matters that are not historical facts. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the Company’s ongoing working capital management and liquidity position, the Company’s pursuit of additional external financing, the Company’s expectations regarding the RMB 700 million long-term refinancing of Nam Tai Inno Park with Ping An Bank and the RMB 40 million credit facility with Shenzhen Rural Commercial Bank for the Qianhai project as well as the Company’s ability to satisfy customary drawdown conditions for such financing facilities, the Company’s strategy to reduce inventory at Nam Tai • Longxi, the Company’s expectations regarding the generation of rental and sales revenue from Nam Tai Technology Center upon its completion, the expected completion timeline of Nam Tai Technology Center, the Company’s ability to satisfy the conditions for property pre-sales under applicable PRC regulations for the Nam Tai Technology Center, the Company’s revised plan to develop and market Tower C of Nam Tai Technology Center for sale rather than for leasing, the Company’s exploration of alternative leasing arrangements with prospective tenants in the event the master lease agreement with Shenzhen Anju is terminated, the Company’s intention to selectively apply the equity-for-rent arrangement to support occupancy stability and diversify revenue sources, the Company’s expectation that the equity-for-rent initiative will be applied only selectively and is not intended to become a material investment activity, the Company’s belief in its strategic direction and long-term value creation potential in the Greater Bay Area industrial property market, the Company’s belief on the invalidity of Guangshengda’s assignment of claims for Nam Tai • Longxi project under its general construction contract, the expected outcomes and timing of the Company’s pending legal and arbitration proceedings, including the Nam Tai • Longxi general contractor dispute and staged mortgage guarantee arbitrations, and statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to its currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under the Company’s debt instruments and the timing thereof, the Company’s ability to refinance certain debt, its ability to sell certain assets, construction/development challenges or setbacks, its ability to hire and retain construction contractors and subcontractors, the Company’s ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, the Company’s ability to add additional guaranteed power to certain of its projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, anticipated savings or uses of funding from refinancings, changes in general economic conditions, and other factors detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors discussed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025. You should not place undue reliance on forward-looking statements, which reflect management’s view only as of the date of this report. The words “may”, “could”, “can”, “should”, “would”, “will”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “potential”, “seek”, “advance”, “strengthen” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are based on information currently available to the Company, and the Company does not undertake to update any forward-looking statement, whether written or oral, whether as a result of new information, future events or otherwise, except as may be required by applicable law or regulations.

ABOUT NAM TAI PROPERTY INC.

Nam Tai Property Inc., a company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, that own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen, as well as one residential project in Dongguan. Learn more about the Company and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED June 30, 2026 AND 2025

(In Thousands of US dollars except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$4,948	$14,168	$11,815	$21,958
Cost of revenue	(3,497)	(9,642)	(8,931)	(14,480)
Gross profit	1,451	4,526	2,884	7,478
Expenses
General and administrative expenses	(3,538)	(2,032)	(7,289)	(5,909)
Selling and marketing expenses	(526)	(1,595)	(894)	(2,148)
Total operating expenses	(4,064)	(3,627)	(8,183)	(8,057)
Net income (loss) from operations	(2,613)	899	(5,299)	(579)
Other income (expenses), net	(795)	16,797	(3,318)	12,705
Interest income	135	17	215	57
Income (loss) before income tax	(3,273)	17,713	(8,402)	12,183
Income tax (expense) benefit	352	(4,021)	(843)	(3,715)
Consolidated net income (loss)	(2,921)	13,692	(9,245)	8,468
Other comprehensive income	2,657	2,879	5,876	2,153
Functional currency translation adjustment	2,657	2,879	5,876	2,153
Consolidated comprehensive income (loss)	$(264)	$16,571	$(3,369)	$10,621
Earnings (loss) per share
Basic	$(0.05)	$0.23	$(0.15)	$0.14
Diluted	$(0.05)	$0.23	$(0.15)	$0.14
Weighted average number of shares (’000)
Basic	61,008	58,644	61,005	58,644
Diluted	61,008	58,644	61,005	58,644

Notes:

(1)
Other comprehensive income (loss) was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF June 30, 2026 AND December 31, 2025

(In Thousands of US dollars)

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$38,489	$43,503
Restricted cash	12,913	10,141
Short-term investments	—	17,781
Accounts receivable	3,512	3,347
Real estate properties held for sale	17,905	22,080
Prepaid expenses and other receivables	12,373	11,617
Total current assets	$85,192	$108,469
Real estate properties under development, net	241,226	220,729
Property, plant and equipment, net	7,315	7,157
Equity investment	367	—
Real estate properties held for lease, net	130,414	128,638
Deferred income tax assets	5,049	5,689
Other assets	2,688	2,503
Total assets	$472,251	$473,185
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank and third party loans	4,545	4,410
Current portion of long term bank loans	5,772	3,870
Accounts payable	33,810	31,561
Rental deposits from customers	808	799
Accrued expenses and other payables	16,438	21,346
Advance from customers	5,341	1,014
Contract liabilities	2,597	5,208
Current portion of amount due to shareholders	—	19,688
Total current liabilities	$69,311	$87,896
Long term bank loans	180,072	166,527
Long term rental deposits	2,933	1,850
Other payable	23,707	19,147
Deferred income tax liabilities	16,572	16,077
Total liabilities	$292,595	$291,497
EQUITY
Shareholders’ equity:
Common shares	$618	$613
Treasury stock	(1,121)	(1,121)
Additional paid-in capital	327,171	325,839
Retained earnings (accumulated deficit)	(147,556)	(138,311)
Accumulated other comprehensive income (loss) (1)	544	(5,332)
Total shareholders’ equity	$179,656	$181,688
Total liabilities and shareholders’ equity	$472,251	$473,185

Notes:

(1)
Accumulated other comprehensive loss was due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED June 30, 2026 AND 2025

(In Thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$(2,921)	$13,692	$(9,245)	$8,468
Adjustments to reconcile consolidated net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	1,130	1,260	2,238	2,517
Gain on disposal of property, plant and equipment	—	(17,968)	—	(17,593)
Share-based compensation expenses	310	340	434	803
Unrealized exchange (gain) loss	127	237	425	310
Deferred income taxes	(528)	(310)	815	(597)
Interest paid	(981)	(907)	(2,904)	(3,855)
Changes in assets and liabilities:
Accounts receivable	389	(182)	(62)	(544)
Prepaid expenses and other receivables	(402)	(809)	(507)	(1,641)
Real estate properties under development	(2,321)	(1,707)	(8,957)	(1,610)
Accrued expenses and other payables	2,159	5,628	2,212	7,028
Accounts payable	3,088	2,565	1,277	3,324
Advance from customers	3,612	1,280	4,163	1,296
Rental deposits from customers	(58)	(9)	1,010	(71)
Contract liabilities	(684)	297	(2,771)	1,997
Amount due to shareholders	—	456	—	896
Total adjustments	$5,841	$(9,829)	$(2,627)	$(7,740)
Net cash used in (provided by) operating activities	$2,920	$3,863	$(11,872)	$728
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of property, plant and equipment	—	15,702	—	15,702
Purchase of property, plant and equipment	(18)	—	(241)	—
Payments for purchases of short-term investments	(48,651)	—	(86,657)	—
Redemption of short-term investments	52,713	—	105,092	—
Payments for purchases of equity investment	(295)	—	(367)	—
Net cash provided by investing activities	$3,749	$15,702	$17,827	$15,702
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank and third party loans	(5,683)	(12,550)	(6,484)	(77,877)
Proceeds from bank loans	12,611	6,799	16,684	76,322
Repayment of shareholder loans	—	—	(19,688)	—
Decrease in finance lease payable	—	—	—	(4)
Net cash (used in) provided by financing activities	$6,928	$(5,751)	$(9,488)	$(1,559)
Net increase (decrease) in cash and cash equivalents and restricted cash	$13,597	$13,814	$(3,533)	$14,871
Cash and cash equivalents and restricted cash at beginning of period	42,027	33,020	53,644	33,275
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,222)	(1,413)	1,291	(2,725)
Cash and cash equivalents and restricted cash at end of period	$51,402	$45,421	$51,402	$45,421
SUPPLEMENTARY INFORMATION ON CASH FLOWS
Cash and cash equivalents	$38,489	$40,369	$38,489	$40,369
Restricted cash	$12,913	$5,052	$12,913	$5,052

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED June 30, 2026 AND 2025

(In Thousands of US dollars)

1.
These financial statements, including the consolidated balance sheet as of December 31, 2025, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025.
2.
In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.
3.
Accumulated other comprehensive income (loss) represents foreign currency translation adjustments. The consolidated comprehensive loss was $0.3 million for the three months ended June 30, 2026 and the consolidated comprehensive loss was $3.4 million for the six months ended June 30, 2026.
4.
A summary of operations income, net loss and long-lived assets by geographical areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(’000)	(’000)	(’000)	(’000)
Operations income within:
- PRC, excluding Hong Kong:	$4,948	$14,168	$11,815	$21,958
Net income (loss) within:
- PRC, excluding Hong Kong:	$(1,917)	$15,239	$(6,461)	$11,815
- Hong Kong:	(1,004)	(1,547)	(2,784)	(3,347)
Total net income (loss)	$(2,921)	$13,692	$(9,245)	$8,468

	June 30, 2026	December 31, 2025
Long-lived assets by geographical area:
- Real estate properties under development in PRC, excluding Hong Kong	$241,226	$220,729
- Property, plant and equipment in PRC, excluding Hong Kong	$7,231	$7,073
- Hong Kong	$84	$84
- Real estate properties held for lease in PRC, excluding Hong Kong	$130,414	$128,638
Total long-lived assets	$378,955	$356,524